SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Endologix, Inc.
(formerly known as Radiance Medical Systems, Inc.)

_____
(Name of Issuer)

Common Stock, $.001 par value

_____
(Title of Class of Securities)

29266S106

_____
(CUSIP Number)

May 29, 2002

_____
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is
filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

1.	**NAMES OF REPORTING PERSONS** C. R. Bard, Inc. **I.R.S. IDENTIFICATION NUMBER** 221454160			
2.	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**		(a) ☐ (b) ☐	
3.	**SEC USE ONLY**			
4.	**CITIZENSHIP OR PLACE OF ORGANIZATION** New Jersey, USA			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	**SOLE VOTING POWER** 1,428,571		
	6.	**SHARED VOTING POWER** 0		
	7.	**SOLE DISPOSITIVE POWER** 1,428,571		
	8.	**SHARED DISPOSITIVE POWER** 0		
9.	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 1,428,571[1]			
10.	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** ☐			
11.	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 5.9%			
12.	**TYPE OF REPORTING PERSON** CO			

[1] C. R. Bard, Inc. may acquire beneficial ownership of an additional 586,453 shares of Common Stock of Endologix, Inc., for a total of 2,015,024 shares, if certain milestone events occur in the regulatory approval process to bring Endologix, Inc.'s technology to the marketplace.

Item 1(a).   **Name of Issuer**
Endologix, Inc. (formerly known as Radiance Medical Systems, Inc.)

Item 1(b).   **Address of Issuer's Principal Executive Offices**
13900 Alton Parkway, Suite 122
Irvine, California 92618

Item 2(a).   **Name of Person Filing**
C. R. Bard, Inc.

Item 2(b).   **Address of Principal Business Office or, if None, Residence**
730 Central Avenue
Murray Hill, New Jersey 07974

Item 2(c).   **Citizenship**
New Jersey, USA

Item 2(d).   **Title of Class of Securities**
Common Stock, $.001 par value

Item 2(e).   **CUSIP Number**
29266S106

Item 3.   **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
1,428,571 shares[1]

(b) Percent of class:
5.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
1,428,571 shares

(ii) Shared power to vote or to direct the vote
0 shares

(iii) Sole power to dispose or to direct the disposition of
1,428,571 shares

(iv) Shared power to dispose or to direct the disposition of
0 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

---

[1] C. R. Bard, Inc. may acquire beneficial ownership of an additional 586,453 shares of Common Stock of Endologix, Inc., for a total of 2,015,024 shares, if certain milestone events occur in the regulatory approval process to bring Endologix, Inc.'s technology to the marketplace.

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person**

     Not applicable.

Item 8.   **Identification and Classification of Members of the Group**

     Not applicable.

Item 9.   **Notice of Dissolution of Group**

     Not applicable.

Item 10.   **Certification**

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2002

By: <u>Charlie P. Slacik /s/</u>
  Name: Charles P. Slacik
  Title: Senior Vice President and
     Chief Financial Officer